UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 25, 2025

VITAL ENERGY, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35380	45-3007926
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

521 E. Second Street	Suite 1000
Tulsa	Oklahoma	74120
(Address of Principal Executive Office)		(Zip Code)

Registrant’s telephone number, including area code: (918) 513-4570

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	VTLE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On August 25, 2025, Vital Energy, Inc., a Delaware corporation (“Vital” or the “Company”), announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Crescent Energy Company, a Delaware corporation (“Crescent” or “Parent”), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub Inc.”), and Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub LLC”).

Pursuant to the terms of the Merger Agreement, Parent will acquire the Company in an all-equity transaction through: (i) the merger (the “First Company Merger”) of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation (the “Second Company Merger,” and together with the First Company Merger, the “Mergers”) with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Upon consummation of the Mergers, former stockholders of the Company and Parent will own approximately 23% and 77%, respectively, of the outstanding shares of Class A common stock of Parent.

On August 25, 2025, the Company and Parent issued a joint press release announcing the Mergers and announcing that the Company and Parent will hold a joint conference call on August 25, 2025 at 7:30 a.m. Central Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On August 25, 2025, Vital posted an updated investor presentation to its website vitalenergy.com entitled “Establishing a Top 10 Independent: Crescent Energy to Acquire Vital Energy.” A copy of the investor presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by this reference. The information contained on the Company’s website shall not be deemed part of this report.

The information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended (the “Securities Act”), except as shall be expressly set forth by specific reference to such filing.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Vital and Crescent. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Transaction, Crescent will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Crescent and Vital and a prospectus of Crescent. The Transaction will be submitted to Crescent’s and Vital’s stockholders for their consideration. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Crescent and Vital. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to stockholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

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Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Vital will be made available free of charge on Vital’s website at vitalenergy.com, under the “Investors—Financial Information” tab, or by directing a request to Investor Relations, Vital Energy, Inc., 521 East 2nd Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at crescentenergyco.com under the “Investors—SEC Filings” tab or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 72000, Houston, TX 77002, Tel. No. (713) 332-7001.

Participants in the Solicitation

Crescent and Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Vital’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One – Election of Three Class III Directors at the 2025 Annual Meeting”, “Proposal Three – Advisory Vote Approving the Compensation of Our Named Executive Officers”, “Stock Ownership Information”, and “Related Party Transactions”, which was filed with the SEC on April 10, 2025 and available at https://www.sec.gov/Archives/edgar/data/1528129/000152812925000071/vtle-20250409.htm and (ii) to the extent holdings of Vital’s securities by the directors or executive officers have changed since the amounts set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001528129. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Vital’s website at vitalenergy.com.

Information regarding Crescent’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025, and available at https://www.sec.gov/Archives/edgar/data/1866175/000186617525000024/crgy-20241231.htm and (ii) to the extent holdings of Crescent’s securities by its directors or executive officers have changed since the amounts set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001866175. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Crescent’s website at crescentenergyco.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are

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not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of Class A common stock in the Transaction or that stockholders of Vital may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s Class A common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or Vital’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at vitalenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release, dated August 25, 2025.

99.2	Investor Presentation, dated August 25, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VITAL ENERGY, INC.

By:	/s/ Bryan J. Lemmerman
Name:	Bryan J. Lemmerman
Title:	Executive Vice President and Chief Financial Officer

Date: August 25, 2025

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Exhibit 99.1

Crescent Energy to Acquire Vital Energy in All-Stock Transaction,

Establishing a Top 10 Independent

Accretive on all key metrics, delivering immediate and sustainable value for shareholders

Assets will be managed within Crescent’s consistent strategy focused on free cash flow and returns

Crescent increases non-core divestiture pipeline to $1 billion

HOUSTON, August 25, 2025 – Crescent Energy Company (NYSE: CRGY) (“Crescent” or the “Company”) and Vital Energy, Inc. (NYSE: VTLE) (“Vital”), today announced that they have entered into a definitive agreement (the “Merger Agreement”) pursuant to which Crescent will acquire Vital in an all-stock transaction valued at approximately $3.1 billion, inclusive of Vital’s net debt (the “Transaction”). The Transaction will establish a top 10 independent with a consistent and free cash flow focused strategy, scaled positions and flexible capital allocation across premier basins. The combined company will be led by a management team and Board with deep operating and investing expertise, well-positioned to drive long-term growth and value creation.

Under the terms of the Merger Agreement, Vital shareholders will receive 1.9062 shares of Crescent Class A common stock for each share of Vital common stock, representing a 5% premium to the 30-day volume weighted average price (“VWAP”) exchange ratio and a 15% premium to Vital’s 30-day VWAP as of August 22, 2025.

The Transaction Offers Compelling Value for All Shareholders:

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Attractive Acquisition Returns and Significant Accretion – Strong cash-on-cash investment returns with valuation covered by existing production base; highly accretive across CFFO, FCF and NAV per share; $90 - $100 MM of immediate annual synergies with potential for significant incremental operating efficiencies.

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Consistent Strategy Focused on Free Cash Flow and Attractive Returns – Crescent to implement lower activity, higher free cash flow business plan to align assets with its consistent strategy; high-graded capital allocation improves investor returns and supports peer-leading dividend.

•	Enhances “Investment Grade” Quality Balance Sheet – Leverage accretive business plan plus ~$1 BN pipeline of non-core divestitures; creates largest liquids-weighted producer without IG status(1).

•	Strengthens Leading Growth Through Acquisition Platform – Consistent investment and operational underwriting; >$60 BN of opportunity surrounding the combined footprint.

•

Pro Forma Crescent is a Top 10 Independent – Scaled and focused asset portfolio with flexible capital allocation across more than a decade of high-quality inventory in the Eagle Ford, Permian and Uinta Basins.

“This transaction is transformative for Crescent and consistent with our strategy,” said John Goff, Crescent’s Chairman of the Board. “Crescent’s impressive trajectory of returns-driven growth through M&A has cemented the company as a top ten independent, with line of sight to an investment grade credit rating. Acquiring Vital and executing on an attractive pipeline of non-core divestitures sharpens our focus and expands our opportunity set for accretive future growth.”

Crescent CEO David Rockecharlie said, “This combination represents compelling value for all shareholders, with attractive acquisition returns and significant accretion across all key financial metrics. We’ve always had a free cash flow focused strategy, and our model applied to these assets creates sustainable value for all shareholders. With this acquisition and our $1 billion non-core divestiture pipeline, we are better positioned than ever before. Crescent will have more focus, more scale and more potential to deliver long-term value to shareholders.”

Vital CEO Jason Pigott added, “Today’s announcement recognizes the value we have created at Vital Energy. Our combination with Crescent Energy will create a premier, scaled, mid-cap operator with significant efficiencies across a larger asset base. The combined businesses will have more capital allocation flexibility across a vast development inventory and the ability to immediately transfer best operating practices across basins. Strong free cash flow generation will maintain a premier balance sheet and drive sustainable capital returns to shareholders. We are confident that this deal is the right move for Vital shareholders, and it recognizes the hard work and dedication of all Vital employees over the last six years.”

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Transaction Details

Under the terms of the Merger Agreement, Vital shareholders will receive 1.9062 shares of Crescent Class A common stock for each share of Vital common stock. Following the consummation of the Transaction, Crescent shareholders will own approximately 77% of the combined company and Vital shareholders will own approximately 23% of the combined company, on a fully diluted basis.

Timing and Approvals

The Transaction has been unanimously approved by the boards of directors of both companies and unanimously approved by a special committee of independent directors of Crescent (the “Special Committee”). Current Crescent and Vital shareholders representing approximately 29% and 20% of total common shares outstanding, respectively, are party to voting and/or existing investor agreements serving to support the Transaction in line with the unanimous recommendation of both Boards. The Transaction, which will be subject to customary closing conditions, including approvals by shareholders of Crescent and Vital and typical regulatory agencies, is targeted to close by year-end 2025.

Governance

After closing of the Transaction, the Crescent board of directors will increase to 12 members with the addition of 2 directors to be designated by Vital. John Goff will continue to serve as Non-Executive Chairman and David Rockecharlie will continue to serve as Chief Executive Officer of the combined company. Crescent will remain headquartered in Houston.

Advisors

Jefferies LLC is serving as lead financial advisor to Crescent. Evercore is also serving as a financial advisor to Crescent. Kirkland & Ellis LLP is serving as Crescent’s legal counsel.

Intrepid Partners, LLC is serving as financial advisor to the Special Committee. Richards, Layton & Finger, P.A. is serving as counsel for the Special Committee.

Houlihan Lokey and J.P. Morgan Securities LLC are serving as joint financial advisors to Vital. Vinson & Elkins LLP is serving as Vital’s legal counsel. Lazard is serving as an independent financial advisor.

Conference Call Details

Crescent and Vital plan to host a joint conference call and webcast at 7:30 a.m. Central Time / 8:30 a.m. Eastern Time on August 25, 2025. Complete details are below. A webcast replay and investor presentation regarding the transaction can be found at www.crescentenergyco.com and www.vitalenergy.com.

Date: Monday, August 25, 2025

Time: 7:30 a.m. CT (8:30 a.m. ET)

Conference Dial-In: 877-407-0989 / 201-389-0921 (Domestic / International)

Webcast Link: www.crescentenergyco.com

A replay of the webcast will be archived on the companies’ Investor Relations websites beginning 1 hour after the conference call.

About Crescent Energy Company

Crescent is a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s long-life, balanced portfolio combines stable cash flows from low-decline production with deep, high-quality development inventory. The Company’s investing and operating activities are focused in Texas and the Rocky Mountain region. For additional information, please visit www.crescentenergyco.com.

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About Vital Energy, Inc.

Vital is an independent energy company with headquarters in Tulsa, Oklahoma. Vital Energy’s business strategy is focused on the acquisition, exploration and development of oil and natural gas properties in the Permian Basin of West Texas. Additional information about Vital Energy may be found on its website at www.vitalenergy.com.

No Offer or Solicitation

This communication relates to the Transaction between Crescent and Vital. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Important Additional Information About the Transaction

In connection with the Transaction, Crescent will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Crescent and Vital and a prospectus of Crescent. The Transaction will be submitted to Crescent’s shareholders and Vital’s shareholders for their consideration. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the shareholders of Crescent and Vital. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to shareholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at www.crescentenergyco.com, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by Vital will be made available free of charge on Vital’s website at www.vitalenergy.com, or by directing a request to Investor Relations, Vital Energy, Inc., 521 East 2nd Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570.

Participants in the Solicitation

Crescent and Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Crescent’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025, and available at https://www.sec.gov/Archives/edgar/data/1866175/000186617525000024/crgy-20241231.htm and (ii) to the extent holdings of Crescent’s securities by its directors or executive officers have changed since the amounts set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001866175. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Crescent’s website at crescentenergyco.com.

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Information regarding Vital’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One – Election of Three Class III Directors at the 2025 Annual Meeting”, “Proposal Three – Advisory Vote Approving the Compensation of Our Named Executive Officers”, “Stock Ownership Information”, and “Related Party Transactions”, which was filed with the SEC on April 10, 2025 and available at https://www.sec.gov/Archives/edgar/data/1528129/000152812925000071/vtle-20250409.htm and (ii) to the extent holdings of Vital’s securities by the directors or executive officers have changed since the amounts set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001528129. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Vital’s website at vitalenergy.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Use of Non-GAAP Financial Information

This communication contains certain financial measures that are not prepared in accordance with GAAP, including levered free cash flow, PV-10 and net asset value per share. These supplemental non-GAAP performance measures are used by Crescent’s management and external users of its financial statements, such as industry analysts, investors, lenders and rating agencies. These non-GAAP measures should be read in conjunction with the information contained in Crescent’s audited combined and consolidated financial statements prepared in accordance with GAAP. Due to the forward-looking nature of certain measures used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, the expected timing of completion of the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Vital may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company

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not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or Vital’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at www.vitalenergy.com and on the SEC’s website at http://www.sec.gov. The Company does not give any assurance (1) that it will achieve its expectations or (2) to any business strategies, earnings or revenue trends or future financial results. All forward-looking statements are based on assumptions that Crescent or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Crescent Energy Investor Relations Contact

IR@crescentenergyco.com

Crescent Energy Media Contact

Media@crescentenergyco.com

Vital Energy Investor Relations Contact

Ron Hagood

Vice President, Investor Relations

(918) 858-5504

ir@vitalenergy.com

(1)

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

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Establishing a Top 10 Independent Crescent Energy to Acquire Vital Energy Exhibit 99.2

Disclaimer The information in this presentation relates to Crescent Energy Company (the “Company”) and contains information that includes or is based upon “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including statements regarding business, strategy, financial position, prospects, plans, objectives, forecasts and projections of the Company, are forward-looking statements. The words such as “estimate,” “budget,” “projection,” “would,” “project,” “predict,” “believe,” “expect,” “potential,” “should,” “could,” “may,” “plan,” “will,” “guidance,” “outlook,” “goal,” “future,” “assume,” “focus,” “work,” “commitment,” “approach,” “continue” and similar expressions are intended to identify forward-looking statements, however forward-looking statements are not limited to statements that contain these words. The forward-looking statements contained herein are based on management’s current expectations and beliefs concerning future events and their potential effect on the Company and involve known and unknown risks, uncertainties and assumptions, which may cause actual results to differ materially from results expressed or implied by the forward-looking statements. These risks include, among other things, the ability of the parties to consummate the expected timing and likelihood of completion of the proposed transaction (the “Transaction”) with Vital Energy, Inc. (“Vital”), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction; the ability to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that the Company's stockholders may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Vital may not approve the merger agreement; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company's common stock or Vital’s common stock; the risk that the Transaction and its announcement could have an adverse effect on the ability of the Company and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk the pending Transaction could distract management of both entities and they will incur substantial costs; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; the imprecise nature of estimating oil and gas reserves; the availability of additional economically attractive exploration, development and acquisition opportunities for future growth; unexpected operating conditions and results; upcoming election and associated political volatility; the severity and duration of public health crises, weather, political, and general economic conditions, including the impact of sustained cost inflation, elevated interest rates and associated changes in monetary policy; federal and state regulations and laws; the impact of disruptions in the capital markets; geopolitical events such as the armed conflict in Ukraine and associated economic sanctions on Russia, the Israel-Hamas conflict and increased hostilities in the Middle East, including rising tensions with Iran; actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and non-OPEC oil-producing countries; the availability of drilling, completion and operating equipment and services; reliance on the Company’s external manager; commodity price volatility, including volatility due to ongoing conflict in Ukraine, Israel and the Middle East and other international and national factors; the timing and success of business development efforts; and the risks associated with commodity pricing and the Company’s hedging strategy. The Company believes that all such expectations and beliefs are reasonable, but such expectations and beliefs may prove inaccurate. Many of these risks, uncertainties and assumptions are beyond the Company’s ability to control or predict. Because of these risks, uncertainties and assumptions, readers are cautioned not to, and should not, place undue reliance on these forward-looking statements. The Company does not give any assurance (1) that it will achieve its expectations or (2) to any business strategies, earnings or revenue trends or future financial results. The forward-looking statements contained herein speak only as of the date of this presentation. Although the Company may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to correct, revise or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable thereto or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. For further discussions of risks and uncertainties, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s website at http://www.sec.gov, including the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q. This presentation provides disclosure of Vital’s proved reserves. Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reservoir engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Unless otherwise indicated, reserve and PV-10 estimates shown herein are based on a reserves report as of December 31, 2024 prepared by Vital’s independent reserve engineer in accordance with applicable rules and guidelines of the SEC. Combined reserve data generally represents the arithmetic sum of the proved reserves and PV-10 attributable to the Company and Vital. The proved reserves of Vital are based on its development plans and its reserve engineers’ reserve estimation methodologies. Because we will develop such proved reserves in accordance with our own development plan and, in the future, will estimate proved reserves in accordance with our own methodologies, the estimates presented herein for Vital may not be representative of our future reserve estimates with respect to these properties or the reserve estimates we would have reported if we had owned such properties as of December 31, 2024. This presentation has been prepared by us and includes market data and other statistical information from sources we believe to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal sources as well as the independent sources described above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not, imply a relationship with us or an endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Use of Non-GAAP Financial Information and Other Terms This presentation contains certain financial measures that are not prepared in accordance with GAAP, including certain forward-looking projections that are not reconcilable with GAAP measures due to their inherent uncertainty. Please see Appendix for additional information regarding certain non-GAAP measures. Due to the forward-looking nature of certain measures used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, Crescent is unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant. No Offer or Solicitation: This communication relates to a proposed business combination transaction (the “Transaction”) between Crescent and Vital. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Additional Information About the Transaction: In connection with the Transaction, Crescent will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Crescent and Vital and a prospectus of Crescent. The Transaction will be submitted to Crescent’s stockholders and Vital’s stockholders for their consideration. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Crescent and Vital. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to stockholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at https://crescentenergyco.com/investors/investors-home/, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by Vital will be made available free of charge on Vital’s website at https://investor.vitalenergy.com/ under the “Investors” tab or by directing a request to Investor Relations, Vital Energy, Inc., 521 East 2nd Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570. Participants in the Solicitation Regarding the Transaction: Crescent, Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction. Information regarding Crescent’s directors and executive officers is contained in the Crescent’s Annual Report on 10-K for the year ended December 31, 2024 filed with the SEC on February 26, 2025. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Crescent’s website at https://crescentenergyco.com/investors/investors-home/. Information regarding Vital’s executive officers and directors is contained in the proxy statement for Vital’s 2024 Annual Meeting of Stockholders filed with the SEC on April 10, 2025. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the Vital’s website at https://investor.vitalenergy.com/. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Compelling Value for All Shareholders ü ü ü Applying Crescent’s Consistent Strategy to Every Acquisition ü Consistent Strategy Focused on FCF and Attractive Returns Crescent to implement lower activity, higher free cash flow business plan to align assets with its consistent strategy; high-graded capital allocation improves investor returns & supports peer-leading dividend Enhances “Investment Grade” Quality Balance Sheet Leverage accretive business plan plus ~$1 BN pipeline of non-core divestitures; creates largest liquids-weighted producer without IG status(1) Strengthens Leading Growth Through Acquisition Platform Consistent investment & operational underwriting; >$60 BN of opportunity surrounding the combined footprint(2) Attractive Acquisition Returns and Significant Accretion Strong cash-on-cash investment returns with valuation covered by existing production base; highly accretive across CFFO, FCF and NAV per share; $90 - $100 MM of immediate annual synergies with potential for significant incremental operating efficiencies Pro Forma Crescent is a Top 10 Independent Scaled and focused asset portfolio with flexible capital allocation across more than a decade of high-quality inventory in the Eagle Ford, Permian and Uinta Basins Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Illustrative $60 BN opportunity size based on assets across the Eagle Ford and Permian not held by Majors or Large Caps (based on Enverus data).

Transaction Overview Transaction Structure Pro forma combined enterprise value of $9.1 BN(1) All-stock consideration: 1.9062 shares of Crescent per share of Vital Represents a 5% premium to the 30-day VWAP exchange ratio and a 15% premium to Vital’s 30-day VWAP as of 8/22/2025 Pro forma ownership of 77% Crescent and 23% Vital Financials and Synergies Strong combined free cash generation of more than $4 BN over the next 5-years(2) Targeting $90 - $100 MM of estimated annual synergies over the next 12-months ~1.5x leverage(3) expected at close with path to further deleveraging through organic FCF and ~$1 BN pipeline of non-core divestitures Maintain $0.12 per share quarterly dividend Leadership and Governance David Rockecharlie, current CEO of Crescent, will continue as CEO John Goff, current Non-Executive Chairman of Crescent, will continue in that role Pro forma Board of Directors will include 2 from Vital (12 total directors) Company and Headquarters Combined company will retain the name Crescent Energy Company Will remain headquartered in Houston, Texas Approvals and Timing Transaction unanimously approved by the Crescent and Vital Boards of Directors Current Crescent and Vital shareholders representing approximately 29% and 20% of total common shares outstanding, respectively, are party to voting and/or existing investor agreements serving to support the Transaction in line with the unanimous recommendation of both Boards Closing subject to 1) approval of a majority of Vital and Crescent shareholders and 2) customary closing conditions, including by applicable regulatory agencies Targeting closing by the end of Q4 2025 Assumes a Vital equity value of ~$750 MM as of 8/22/2025 and the assumption of ~$2.3 BN in net indebtedness. Based on internal management estimates at strip pricing as of 8/22/2025. Expected leverage at closing, which is estimated in Q4 2025. Net LTM Leverage defined as the ratio of consolidated net debt to consolidated Adjusted EBITDAX (non-GAAP).

Applying Crescent’s Consistent Strategy to Every Acquisition Next 5-year LFCF(1) > pro forma mkt cap ~$3.4 BN 2025E EBITDA(2) ~$1.0 BN 2025E Levered FCF(2) Scaled Asset Positions Across Premier Basins Returns-Driven Growth Through M&A Substantial Cash Flow Generation Financial Strength & Attractive Return of Capital Leading positions in the Eagle Ford, Permian & Uinta basins ~397 Mboe/d 2025E production(2) >10 years of low-risk inventory $0.12/sh fixed quarterly dividend(3) Clear path to Investment Grade rating ~$1 BN pipeline of non-core divestitures Proven track record of prudent and accretive growth Disciplined M&A framework focused on cash-on-cash returns Based on internal management estimates at strip pricing as of 8/22/2025. Based on combination of individual Capital IQ consensus estimates as of 8/22/2025. Any payment of future dividends is subject to Board approval, market conditions and other factors.

Attractive Acquisition Returns and Significant Accretion In-line with Crescent’s Consistent Underwriting Criteria ü Disciplined, Well-Supported Valuation Valuation covered by existing production base High-graded inventory provides clear upside Strong Investment Returns >2.0x MOIC and short payback (<5 years) Highly Accretive to Key Metrics CFFO/S, FCF/S & NAV/S ü ü Immediate & Sustainable Accretion(1) Accretion assumes strip pricing as of 8/22/2025 through 6/30/2030 and flat thereafter. Based on internal management estimates at a 1.9062x exchange ratio. LFCF Accretion per Share NAV Accretion per Share

Crescent well-positioned among the small-to-mid cap universe today PF CRGY is a scaled operator positioned with the largest names in the industry Note: Based on Capital IQ consensus estimates for FY 2025 and market data as of 8/22/2025. S&P Rating, Fitch unavailable. Standalone SMID-Cap Positioning (Net Production - Mboe/d) Fitch Rating Pro Forma Crescent is a Top 10 Independent Catalyzing a Step-Change in Market Positioning Top 10 Liquids-Wtd Independents (Net Production - Mboe/d) Fitch Rating BB-(1) BB- B(1) BB- BB+ BB BB- BB(1) BB+ BBB- BBB- BBB- BBB BBB- A A-(1) P B+ BB BBB+ BBB+

Focused Asset Portfolio Across Premier Basins High-Quality Asset Base Across the Eagle Ford, Uinta and Permian Basins Capital Allocation Flexibility: Supports free cash flow durability through cycles ü ü Substantial FCF Generation: Consistent operating model focused on free cash flow and returns Advantaged Asset Profile: Low-decline production with 10+ years of proven inventory ü Permian Eagle Ford Asset Portfolio Uinta Inventory(3) Low-Risk: ~1,600 Total: ~3,100 Reserves – PV-10(1) PD: ~$9.7 BN 1P: ~$12.5 BN Pro Forma Crescent at a Glance Production(2) ~397 Mboe/d ~64% liquids Assumes YE 2024 SEC PV-10 reserves at SEC benchmark prices of $75.48 / bbl WTI Cushing for oil/condensate and NGLs, and $2.13 / MMBtu HHUB for gas. Pro forma for Ridgemar transaction that closed on January 31, 2025. See Disclaimer on page 2 for additional information. Current production shown as 2025E consensus estimates as of 8/22/2025. Eagle Ford low-risk inventory includes PUDs from our YE reserves and locations that meet our low-risk criteria but are excluded due to the 5-year development timing rule. Eagle Ford “Resource Potential” represents 3P locations. Uinta and Permian low-risk inventory based on internal management estimates. Uinta resource potential based on delineated formations only. Permian total locations based on Enverus.

Scaled, High-Quality Asset Positions ~1 MM Net Acre Position Across the Eagle Ford, Uinta and Permian #3 Net Acres: ~540k Total Locations: ~1,450(1) ~285k Net Acres ~400 Low-Risk Locations Eagle Ford Position Uinta Position Permian Position Public Producer #2 Net Acres: ~145k Total Locations: ~650(2) Public Producer Net Acres: ~285k Total Locations: ~1,000(3) Public Producer Top 15 Note: Permian maps include existing Cresent assets on the Central Basin Platform. Current production ranking based on Enverus gross operated production. Total represents 3P locations. Uinta locations based on delineated formations only. Total locations per Enverus. DIMMIT WEBB LA SALLE MCMULLEN DUVAL JIM WELLS LIVE OAK ZAVALA FRIO UVALDE MEDINA ATASCOSA BEXAR WILSON KARNES BEE SAN PATRICIO NUECES KLEBERG REFUGIO GOLIAD DEWITT GONZALES GUADALUPE CALDWELL BASTROP FAYETTE LAVACA TRAVIS HAYS COMAL KENDALL BANDERA KERR REAL EDWARDS KIMBLE GILLESPIE BLANCO DUCHESNE PECOS REEVES CROCKETT REAGAN UPTON CRANE WARD WINKLER LOVING ECTOR MIDLAND GLASSCOCK HOWARD MARTIN ANDREWS GAINES DAWSON BORDEN UINTAH

Competitive Economics(2) (Delaware Oil EUR – Bo/ft) Vital’s Delaware Productivity Outperforms Basin Average Increasing Proven Inventory, Reducing Capital Intensity Substantial Inventory(1) (Gross Locations) ~50% Increase in Total Inventory Plan to Reduce Activity, Stabilizing Decline and Increasing Free Cash Flow Capital Discipline (Active Rig Count) Eagle Ford low-risk inventory includes PUDs from our YE reserves and locations that meet our low-risk criteria but are excluded due to the 5-year development timing rule. Eagle Ford “Resource Potential” represents 3P locations. Uinta and Permian low-risk inventory based on internal management estimates. Uinta resource potential based on delineated formations only. Permian total locations based on Enverus. Per Enverus, Delaware average includes all ’21 – ’24 horizontal TILs as of August 2025. Vital Inventory Immediately Competes for Capital; PF Operating Plan Lowers Reinvestment Rate (Target ~50%) and Increases Free Cash Flow

Immediate Cost of Capital, Overhead and Capital Allocation Benefits Plus Potential for Significant Operating Efficiencies Combination Offers Significant Synergy Potential Synergy Value Potential (Annual Impact - $ in Millions) Represents day-1 RBL-related savings and impact of illustrative refinancing of senior notes due 2028 at improved cost of debt. Represents average annual interest savings from debt paydown acceleration driven by FCF-focused operating plan at strip pricing as of 8/22/2025. (1) (2) Cost of Capital Unmodeled Synergy Potential Operations D&C efficiencies Reduction in small pad development LOE efficiencies Path to Investment Grade No operational upside included in transaction underwriting despite significant opportunity for value creation 5-Yr PV-10 ~$350 MM 5-Yr PV-10 ~$675 MM

Disciplined Growth with Substantial Free Cash Flow Consistent Focus on Capital Discipline and Free Cash Flow Generation $65.00 / $3.50 Market Capitalization ($BN) $70.00 / $4.00 SQ PF 5-Year Outlook - Cumulative LFCF(1) Note: Based on internal management estimates. Pro Forma CRGY incorporates go-forward operations plan for Vital and applicable synergies. Assumes strip pricing as of 8/22/2025 through 6/30/2030 and flat thereafter. SQ PF Consistent FCF Generation (Annual CRGY LFCF - $MM) Disciplined Growth with Consistent Free Cash Flow Generation Through Cycles

Capital Allocation Priorities – Putting Investors First #1A Financial Strength 1.0x long-term leverage target Up to 1.5x for accretive acquisitions #1B Priority Returning Capital to Shareholders Fixed Dividend: $0.12 per share per quarter(1) #2 Priority Returns-Driven Investing: Target >2.0x MOIC(2) and Short Payback Periods Development Capital #3 Priority Excess Free Cash Flow Accretive Acquisitions A B Further Debt Reduction Opportunistic Share Buybacks(3) A B Priority Any payment of future dividends is subject to Board approval, market conditions and other factors. “MOIC” represents multiple of invested capital or total projected cash flow divided by development cost or acquisition cost. Two-year term implemented on 3/4/24 with $150 MM authorization (~$86 MM remaining as of 8/22/2025). Subject to Board approval, market conditions and other factors.

Enhances “Investment Grade” Quality Balance Sheet Assumes ~150 bps step down from current CRGY Yield to Worst (YTW). Expected leverage at closing, which is estimated in Q4 2025. Crescent defines Net LTM Leverage as the ratio of consolidated net debt to consolidated Adjusted EBITDAX (non-GAAP) as defined and calculated under its Revolving Credit Facility. Expected liquidity at closing, which is estimated in Q4 2025. Liquidity based on RBL Elected Commitment of $2.0 BN less amount drawn less outstanding letters of credit plus cash outstanding. Does not include any proceeds related to non-core divestitures. Total debt as of 6/30/2025 adjusted for Crescent’s June 2025 notes offering that closed in July 2025. Line of Sight to IG Rating with Leverage Accretive Business Plan Balance Sheet Flexibility: Retain flexibility to extend debt maturities ü Sustained De-Leveraging: Well-hedged FCF plus ~$1 BN pipeline of non-core divestitures accelerate debt repayment ü Leverage(2) @ Close ~1.5x Leverage Target / Max 1.0x / 1.5x Liquidity(3) @ Close ~$1.5 BN ü Cost of Capital Advantages: The largest liquids-weighted E&P yet to receive an IG rating Improving Cost of Capital (Average Yield to Worst) Go-Forward (1) Limited Near-Term Debt Maturities(4) ($ in Millions) ~400 - 450 bps advantage Potential improvement with IG rating Weighted average maturity of ~6 years CRGY SQ Net Debt Acquired Net Debt RBL Borrowings

Free Cash Flow Supports Peer-Leading Return of Capital Note: Any payment of future dividends is subject to Board approval, market conditions and other factors. Two-year term implemented on 3/4/2024. Public company information based on latest filings. Excludes buybacks and variable dividends. Market data as of 8/22/2025. Peers include BTE, CHRD, CIVI, CRC, MGY, MTDR, MUR, NOG, SM and VTLE. Represents Crescent and its predecessors. Assumes $0.12 per share quarterly CRGY dividend. Dividend yield based on CRGY share price of $9.94 as of 8/22/2025. Fixed Dividend: $0.12 / share per quarter #1 Priority #2 Priority $150 MM Buyback Authorization(1): ~$64 MM exercised to date – 43% of authorized Return of Capital Framework: Fixed Dividend Yield Comparison(2) Consecutive years 13 of dividend payments(3) (4) Peer Average: 3.8% Shareholders to Receive Consistent and Peer-Leading Fixed Dividend

Proven Track Record of Returns-Driven Growth Through M&A Proven Acquisition Strategy(1) (# of Crescent Acquisitions) Crescent Has Demonstrated its Ability to Successfully Acquire and Integrate Consistent Underwriting Criteria Cash-on-cash returns, equity accretion and maintaining a strong balance sheet Incremental Returns with Improved Performance and Synergies Strong operational execution drives M&A success Maximizing Value with Opportunistic Divestitures Consistently evaluating opportunities to enhance our long-term value proposition ü ü ü Acquisition history represents Crescent and its predecessors. Acquisitions grouped by closing date.

Crescent has Transformed the Business Since Going Public >3x Scaled Production Base (Net Production - Mboe/d) Substantial Cash Flow (Annual EBITDA - $BN)(1) Increase in Production Strong Balance Sheet (Credit Profile) (Moody’s / S&P / Fitch) Meaningfully Enhanced Credit Profile ~5x Increase in Annual EBITDA Proven Track Record of Transformative Growth Through Consistent Execution Credit Ratings Avg. Leverage Note: “Public Listing” represents initial public trading for CRGY upon closing of the merger between Independence Energy and Contango Oil & Gas on 12/7/2021. Based on Capital IQ consensus estimates for FY 2025 and market data as of 8/22/2025. No reconciliation of this non-GAAP measure to its most directly comparable GAAP measure is available without unreasonable efforts. This is due to the inherent difficulty of forecasting the timing or amount of various reconciling items that would impact the most directly comparable forward-looking GAAP financial measure, that have not yet occurred, are out of our control and/or cannot be reasonably predicted.

Acquisition Strategy Demonstrated Across the Eagle Ford Eagle Ford Case Study: CRGY’s Execution in Acquiring Assets and Improving Performance to Build a Basin-Leading Position June ‘23 Current Growth Net Acres (000’s) ~138 ~540 ~4.0x Net Production (Mboe/d) ~30 ~173 ~5.8x % Operated ~65% ~95% ~1.5x Net Op. Locations (Resource Potential) ~190 ~1,190 ~6.3x Basin Ranking (Gross Op Production)(1) 21st 3rd NA Leading Eagle Ford Position 2022 Crescent Footprint 2025 YTD Acquisitions 2023 Acquisitions 2024 Acquisitions Crescent Energy Eagle Ford Growth More than tripled net acres, production and inventory in ~2 years vs initial footprint Jim Wells Uvalde Zavala Dimmit Webb Duval Medina Frio Atascosa Wilson Live Oak McMullen Caldwell Gonzales DeWitt Lavaca Fayette La Salle CRGY Eagle Ford Growth ü Returns-Driven M&A: 7 accretive Eagle Ford acquisitions since June ‘23 ü Integration Execution: ~$200 MM of realized annual synergies since June ‘23 Data per Enverus.

Strengthens Leading Growth Through Acquisition Platform Permian Opportunity Eagle Ford Opportunity Growth Opportunity Remaining (% of the Basin Held By Operator Type)(1) Private Public <$5 BN Mkt Cap Public >$5 BN Mkt Cap ~53% ~11% ~35% >$20 Billion >$60 BN of Opportunity Surrounding the Combined Footprint Growth Opportunity Remaining (% of the Basin Held By Operator Type)(1) Private Public <$5 BN Mkt Cap Public >$5 BN Mkt Cap ~24% ~3% ~73% >$40 Billion PF Crescent Growth Opportunity Crescent Crescent Minerals Growth Opportunity Note: Numbers may not sum due to rounding. Map and current ownership by operator based on Enverus operator shapefiles. Percentage metrics based on Enverus remaining locations. Value of growth opportunity based on estimated value of existing production and remaining locations. Assumes “Undefined” locations are owned by private operators. Current ownership by operator excludes CRGY.

CRGY Provides Differentiated Growth and Value for Investors Crescent Provides A Unique Investment Opportunity Disciplined & Differentiated Growth Delivering Free Cash Flow & Sustainable Value Credit Profile 2025E FCF Yield Dividend Yield(1) ü Top 10 independent with scaled asset positions across premier basins Substantial free cash flow and non-core divestiture pipeline support attractive return of capital and “Investment Grade” quality balance sheet Existing business positioned to deliver long-term shareholder value plus >$60 BN of further growth opportunity ü ü Note: Market data as of 8/22/2025 and based on Capital IQ consensus estimates for 2025E FCF. “Public Listing” represents initial public trading for CRGY upon closing of the merger between Independence Energy and Contango Oil & Gas on 12/7/2021. Peer buckets exclude gas-weighted peers. “Large Cap” includes public E&P companies with >$7 BN market cap. “SMID Cap” peers include BTE, CIVI, CHRD, CRC, MGY, MTDR, MUR, NOG and SM. Any payment of future dividends is subject to Board approval, market conditions and other factors. ü Consistent strategy delivering accretive growth through disciplined investing and operational execution Production CAGR (Since YE ’22)

Appendix

Scaled Enterprise Primed for Sustainable Value Creation Attractive Combination of Scale, Balance Sheet Strength and Advantaged Capital Markets Positioning Pro Forma Business ($ in millions) CRGY Significant Scale Enterprise Value(1) ~$6,100 ~$2,900 ~$9,100 ~49%+ 2025E Production (Mboe/d) ~258 ~138 ~397 ~54%+ 2025E EBITDA(2) ~$2,050 ~$1,350 ~$3,400 ~70%+ Balance Sheet Leverage(2)(3) (Net Debt / LTM EBITDA) ~1.5x ~1.7x ~1.5x Institutional Capital Markets Positioning Public Float ~$1,800 ~$500 ~$2,300 ~28%+ Trading Liquidity (30-Day ADTV) ~$28 ~$23 ~$50 ~79%+ Dividend Yield(4) (%) ~5% -- ~5% N/A Source: Based on Capital IQ consensus estimates for FY 2025 and market data as of 8/22/2025. Pro forma enterprise value based on Crescent enterprise value plus total consideration paid to acquire Vital. No reconciliation of this non-GAAP measure to its most directly comparable GAAP measure is available without unreasonable efforts. This is due to the inherent difficulty of forecasting the timing or amount of various reconciling items that would impact the most directly comparable forward-looking GAAP financial measure, that have not yet occurred, are out of our control and/or cannot be reasonably predicted. Expected leverage at closing, which is estimated in Q4 2025. Crescent defines Net LTM Leverage as the ratio of consolidated net debt to consolidated Adjusted EBITDAX (non-GAAP) as defined and calculated under its Revolving Credit Facility. Any payment of future dividends is subject to Board approval, market conditions and other factors.

Framework for 2026 Capital Allocation Operating Plan Focused on Flexible Capital Allocation and FCF Generation Pro Forma Focus Areas Reducing Capital Intensity, Improving Reinvestment Rate Generating Substantial Free Cash Flow Delivering Long-Term Stability Further Strengthening Balance Sheet Maximizing Long-Term Value Operational Overview: Executing on proven CRGY operating strategy; moderating activity levels versus each company standalone PF reinvestment rate of ~50% Driving operational improvement to capture additional investment upside Flexible capital allocation across the Eagle Ford, Permian and Uinta Corporate Detail: No change to corporate capital allocation strategy No change to current return of capital framework

Enhanced Scale Supports Efficient Operations Combined Company Focused on Peer-leading Organizational Efficiency Pro forma company benefits from significant operating and investing expertise The combined company maintains attractive G&A metrics relative to peers Pro Forma CRGY PF shows run-rate G&A per Boe including estimated synergies. Peers include BTE, CHRD, CIVI, CRC, MGY, MTDR, MUR, NOG, SM and VTLE status quo with metrics based on public disclosure. BTE includes stock-based compensation and shown in USD at the CAD:USD average exchange rate of 1.3840 for the period. Q2 2025A Cash G&A / Boe(1) Status Quo

Pro Forma Hedge Position: Liquids Note: Hedge position as of August 22, 2025. Includes hedge contracts beginning July 1, 2025. Extendible swaps and collars represent options that may be extended by the counterparty. Q3 2025 Q4 2025 FY 2026 FY 2027 NYMEX WTI (Bbls, $/Bbl)         Swaps         Total Daily Volumes 101,700 107,700 59,823 9,000 WA Swap Price $69.97 $68.52 $65.07 $61.07 Collars         Total Daily Volumes 16,000 16,000 16,446 -- WA Long Put Price $62.03 $62.03 $60.18 -- WA Short Call Price $78.24 $78.24 $70.82 -- Short Puts         Total Daily Volumes -- -- 4,500 -- WA Short Put Price -- -- $48.00 -- Extendible Swaps(1)         Total Daily Volumes -- -- 8,508 10,000 WA Swap Price -- -- $75.21 $75.00 Extendible Collars(1)         Total Daily Volumes -- -- 2,000 -- WA Long Put Price -- -- $65.00 -- WA Short Call Price -- -- $76.00 -- ICE Brent Collars (Bbls, $/Bbl)         Total Daily Volumes 1,000 1,000 500 -- WA Long Put Price $65.00 $65.00 $60.00 -- WA Short Call Price $91.61 $91.61 $82.00 -- MEH Basis Swaps (Bbls, $/Bbl)         Total Daily Volumes 46,000 46,000 15,496 -- WA Swap Price $1.62 $1.62 $1.76 -- CMA Roll Swaps (Bbls, $/Bbl)         Total Daily Volumes 59,000 56,000 5,000 -- WA Swap Price $0.54 $0.43 $0.20 -- NGLs (Bbls, $/Bbl)         Ethane Swaps         Total Daily Volumes 14,052 14,052 -- -- WA Swap Price $11.11 $11.11 -- -- Propane Swaps         Total Daily Volumes 10,506 10,506 -- -- WA Swap Price $33.75 $33.75 -- -- Normal Butane Swaps         Total Daily Volumes 321 321 -- -- WA Swap Price $34.46 $34.46 -- -- IsoButane Swaps         Total Daily Volumes 270 270 -- -- WA Swap Price $35.66 $35.66 -- -- Natural Gasoline Swaps         Total Daily Volumes 351 351 -- -- WA Swap Price $60.15 $60.15 -- --

Pro Forma Hedge Position: Gas Note: Hedge position as of August 22, 2025. Includes hedge contracts beginning July 1, 2025. Extendible swaps represent options that may be extended by the counterparty. Q3 2025 Q4 2025 FY 2026 FY 2027 NYMEX Henry Hub (MMBtu, $/MMBtu)           Swaps         Total Daily Volumes 187,000 203,739 269,370 -- WA Swap Price $3.83 $4.16 $4.05 -- Collars         Total Daily Volumes 171,000 227,522 126,521 -- WA Long Put Price $3.03 $3.17 $3.08 -- WA Short Call Price $5.91 $5.69 $4.79 -- Extendible Swaps(1)         Total Daily Volumes -- -- -- 50,000 WA Swap Price -- -- -- $4.19 Waha Fixed Swaps (MMBtu, $/MMBtu)          Total Daily Volumes 187,000 163,413 152,000 120,000 WA Swap Price $2.32 $2.32 $2.41 $2.70 Waha Basis Swaps (MMBtu, $/MMBtu)          Total Daily Volumes -- -- -- 40,000 WA Swap Price -- -- -- ($0.97) HSC Basis Swaps (MMBtu, $/MMBtu)          Total Daily Volumes 250,000 266,630 284,822 180,000 WA Swap Price ($0.30) ($0.32) ($0.42) ($0.33) NGPL TXOK Basis Swaps (MMBtu, $/MMBtu)          Total Daily Volumes 40,000 40,000 30,000 -- WA Swap Price ($0.37) ($0.37) ($0.39) -- Transco St 85 (Z4) Basis Swaps (MMBtu, $/MMBtu)          Total Daily Volumes 13,800 13,800 -- -- WA Swap Price $0.32 $0.32 -- --

Non-GAAP Measures Present value (discounted at PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. PV-10 does not represent an estimate of the fair market value of Crescent’s or Vital’s oil and natural gas properties. Each of Crescent and Vital believes that the presentation of PV-10 is relevant and useful to its investors because it presents future net cash flows attributable to its reserves prior to taking into account future income taxes and its current tax structure. Crescent, Vital and others in their industry use PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities. Investors should be cautioned that PV-10 does not represent an estimate of the fair market value of Crescent’s or Vital’s proved reserves. Due to the forward-looking nature of certain of the non-GAAP measures presented in this presentation, no reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is available without unreasonable efforts. This is due to the inherent difficulty of forecasting the timing or amount of various reconciling items that would impact the most directly comparable forward-looking GAAP financial measure, that have not yet occurred, are out of our control and/or cannot be reasonably predicted. Accordingly, such reconciliations are excluded from this release. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures. Crescent defines Adjusted EBITDAX as net income (loss) before interest expense, loss from extinguishment of debt, income tax expense (benefit), depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivatives, non-cash equity based compensation, (gain) loss on sale of assets, other (income) expense and transaction and nonrecurring expenses. Additionally, we further subtract certain redeemable noncontrolling interest distributions made by OpCo related to Manager Compensation and settlement of acquired derivative contracts. Adjusted EBITDAX is not a measure of performance as determined by GAAP. We believe Adjusted EBITDAX is a useful performance measure because it allows for an effective evaluation of our operating performance when compared against our peers, without regard to our financing methods, corporate form or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDAX because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or nonrecurring items. Our computations of Adjusted EBITDAX may not be identical to other similarly titled measures of other companies. In addition, the Revolving Credit Facility and Senior Notes include a calculation of Adjusted EBITDAX for purposes of covenant compliance.   Crescent defines Levered Free Cash Flow (“Levered FCF” or “LFCF”) as Adjusted EBITDAX less interest expense, excluding non-cash amortization of deferred financing costs, discounts, and premiums, loss from extinguishment of debt, excluding non-cash write-off of deferred financing costs, discounts, and premiums, current income tax benefit (expense), tax-related redeemable noncontrolling interest distributions made by OpCo and development of oil and natural gas properties. Levered Free Cash Flow does not take into account amounts incurred on acquisitions. Levered Free Cash Flow is not a measure of liquidity as determined by GAAP. Levered Free Cash Flow is a supplemental non-GAAP liquidity measure that is used by our management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Levered Free Cash Flow is a useful liquidity measure because it allows for an effective evaluation of our operating and financial performance and the ability of our operations to generate cash flow that is available to reduce leverage or distribute to our equity holders. Levered Free Cash Flow should not be considered as an alternative to, or more meaningful than, Net cash flow provided by operating activities as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure, or as an indicator of actual liquidity, operating performance or investing activities. Our computations of Levered Free Cash Flow may not be comparable to other similarly titled measures of other companies.

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